Exhibit 99.1

Ku6 Media Receives Staff Determination Letter from NASDAQ

BEIJING, China, February 16, 2016 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content in China, today announced that it has received a determination letter from The NASDAQ Stock Market LLC (“NASDAQ”) dated February 10, 2016, indicating that the Company has failed to regain compliance with the US$50,000,000 minimum market value requirement under NASDAQ Listing Rule 5450(b)(2)(A) (the “MVLS Rule”) and the US$15,000,000 minimum market value of publicly held securities requirement under NASDAQ Listing Rule 5450(b)(2)(C) (the “MVPHS Rule”). The Company was first notified by NASDAQ that it failed to comply with the MVLS Rule and the MVPHS Rule on August 13, 2015. In accordance with NASDAQ Listing Rules 5810(c)(3)(C) and 5810(c)(3)(D), the Company was provided 180 calendar days, or until February 9, 2016, to regain compliance with the MVLS Rule and the MVPHS Rule.

NASDAQ has indicated that the Company’s American Depositary Shares will be delisted from The Nasdaq Global Market unless the Company appeals NASDAQ’s determination to a Hearing Panel. The Company intends to request a hearing to appeal NASDAQ’s determination. If the Company appeals NASDAQ’s determination, the Company’s American Depositary Shares will continue to trade on The Nasdaq Global Market during the appeal process. There is no assurance that the Hearing Panel will grant the Company’s request for continued listing.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Huzhong; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

At the Company:

Ms. Wendy Xuan

Investor Relations Manager

Telephone: +86-10-5758-6819

ir@ku6.com

INVESTOR RELATIONS:

The Equity Group Inc.

In China

Katherine Yao

Senior Associate

+86-10-6587-6435

kyao@equityny.com

In U.S.

Adam Prior

Senior Vice President

(212) 836-9606

aprior@equityny.com